Exhibit (a)(1)(K)

CyberOptics. Announces Final Results of Dutch Action Tender Offer

Minneapolis, MN — August 4, 2008 —CyberOptics Corporation. (NASDAQ: CYBE), announced the final results of its modified Dutch auction tender offer, which expired at 5:00 p.m., New York time, on July 29, 2008. CyberOptics has accepted for purchase 1,500,000 shares of its common stock, or approximately 18.3% of its outstanding shares at July 29, 2008, at a purchase price of $10.00 per share. An aggregate of 1,560,490 shares were properly, and not conditionally, tendered and not withdrawn at a price of $10.00 or less. Accordingly, the purchase resulted in a proration factor of approximately 96.1% of the shares tendered at a price of $10.00 per share or below, other than the “odd lot” shares that were accepted for purchase without proration

The depositary will pay for the shares accepted for purchase promptly. All shares tendered and delivered at prices above $10.00 per share, as well as all shares tendered and delivered at $10.00 per share and not purchased due to proration or conditional tender, will be returned promptly to shareholders by the depositary.

Laurel Hill Advisory Group, LLC, is the information agent for the tender offer and the depositary is Wells Fargo Shareowner Services. Any questions with regard to the tender offer may be directed to the information agent toll-free at (888) 742-1305.

About CyberOptics

Founded in 1984, CyberOptics Corporation is a leading provider of sensors and inspection systems that provide process yield and through-put improvement solutions for the global electronic assembly and semiconductor capital equipment markets. Our products are deployed on production lines that manufacture surface mount technology circuit boards and semiconductor process equipment. By increasing productivity and product quality, our sensors and inspection systems enable electronics manufacturers to strengthen their competitive positions in highly price-sensitive markets. Headquartered in Minneapolis, Minnesota, we conduct worldwide operations through facilities in North America, Asia and Europe.